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                                                                    EXHIBIT 16.2

Dear Shareholder:

Let me begin by stating that all of us with the Security Financial family wish Glenn Griffiths a speedy recovery from his recent surgery. As many of you are aware, Glenn successfully completed his scheduled surgery in March and is presently on medical leave. Please keep Glenn and his family in your thoughts and prayers.

You will be receiving your information regarding this year's Annual Meeting under separate cover. The Annual Meeting will be held on April 25, 2000, at the main office of the Bank, at 3:30 PM.

The Board of Directors has retained Jim Bess as Interim President and CEO. Jim is a highly experienced bank executive, and started with the Company shortly before Glenn began his medical leave. Officers and staff have responded well to the transition, and the Board is confident Jim will provide outstanding leadership for the Company. If you have not already met Jim, please take a moment to stop by and say hello, or introduce yourself at the Annual Meeting.

1999 was a challenging year for the Company and for the banking industry as a whole. Much of the year was devoted to Y2K preparedness activities. The tireless efforts of our officers and staff resulted in all systems working perfectly at the onset of the new millennium. Most of the difficulties associated with our indirect loan portfolio were successfully resolved, and overall loan quality is at the healthiest levels in several years. The Board of Directors recently entered into a written agreement with its state and federal regulatory agencies to address several conditions noted in the last regulatory exam completed during the fourth quarter. The agreement seeks to strengthen several areas of administration and management of the Bank. The Board of Directors and management are committed to improving all areas of bank administration.

The Board elected to suspend the Company's dividend reinvestment plan. The Board declared a regular cash dividend of $.32 per share to all shareholders of record March 17, 2000, payable on March 22, 2000, which is enclosed. This is the 25th consecutive quarter of dividends paid and is confirmation of the sound capital and financial condition of the Company.

On behalf of the Board of Directors, we want to thank you for your support and assure you that the Board is striving for the best interests of all shareholders.

Sincerely,


Christopher J. Shaker
Chairman